EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-135616) on Form S-8 of PGT Innovations, Inc. of our report dated June 29, 2020, with respect to the statements of net assets available for benefits (modified cash basis) of PGT Savings Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of PGT Savings Plan.

/s/ Mayer Hoffman McCann P.C.

June 29, 2020

Clearwater, Florida